Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Receives US $1.75 Million Fuel Cell Order from New Major Automotive Customer

For Immediate Release – June 17, 2003

Vancouver, Canada - Ballard Power Systems (TSX: BLD;NASDAQ: BLDP) has received a US $1.75 million order from a new major automotive customer for Ballard fuel cell products.

Dennis Campbell, Ballard’s President and Chief Executive Officer said, “Our automotive business continues to grow and we are very pleased to be adding another auto company to our customer base. By supplying a majority of the major auto companies, we have the opportunity to test and evaluate our fuel cells under a variety of different operating conditions and vehicle platforms, learn more about our customer requirements and reinforce Ballard’s position as the fuel cell supplier of choice to the automotive industry.”

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Nissan, Volkswagen, Yamaha and Cinergy, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com